

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2022

Ivan Trujillo
Chief Legal Officer and Corporate Secretary
Amerant Bancorp Inc.
220 Alhambra Circle
Coral Gables, FL 33134

      Re: Amerant Bancorp Inc.
            Registration Statement on Form S-4
            Filed May 4, 2022
            File No. 333-264679

Dear Mr. Trujillo:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact David Gessert at 202-551-2326 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance